AGREEMENT AND PLAN OF REORGANIZATION AND SEPARATION

by and among

PEPCO ENTERPRISES, INC.,
SEVERN CABLE, L.L.C.,
W.A. CHESTER, L.L.C.
and
PEPCO BUILDING SERVICES, INC.

THIS AGREEMENT, is made this 29th day of September, 2003, by and among Pepco Enterprises, Inc., a Delaware corporation ("PEI"), Severn Cable, L.L.C., a Delaware limited liability company ("Severn LLC"), W. A. Chester, L.L.C., a Delaware limited liability company ("Chester LLC") and Pepco Building Services, Inc., a Delaware corporation ("PBS").

WHEREAS, PBS owns all of the outstanding stock of PEI; and

WHEREAS, PEI owns all of the membership interests in each of Severn LLC and Chester LLC; and

WHEREAS, it is the desire of PEI and PBS to separate the respective businesses of Severn LLC and Chester LLC from the business of PEI;

NOW THEREFORE, in consideration of the mutual covenants herein set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.   <u>Distribution of Severn LLC Membership Interest</u>. PEI will distribute to PBS all of its limited liability company membership interest in Severn LLC, which shall constitute all of the outstanding membership interests in Severn LCC.

2.   <u>Distribution of Chester LLC Membership Interest</u>. PEI will distribute to PBS all of its limited liability company membership interest in Chester LLC, which shall constitute all of the outstanding membership interests in Chester LCC.

3.   <u>Admission of PBS as Member</u>.

a.   PEI, as the sole member of Severn LLC, and Severn LLC each hereby admit PBS as a member of Severn LLC as an assignee of a limited liability company interest in Severn LLC, in accordance with Section 18-704(a) of the Delaware Limited Liability Company Act, and this Section 3(a) and this Agreement shall represent PBC's admission as a member as reflected in the records of Severn LLC. PBS hereby agrees to be bound by the terms and conditions of Severn, LLC's Limited Liability Company Agreement.

b.   PEI, as the sole member of Chester LLC, and Chester LLC each hereby admit PBS as a member of Chester LLC as an assignee of a limited liability company interest in

Chester LLC, in accordance with Section 18-704(a) of the Delaware Limited Liability Company Act, and this Section 3(b) and this Agreement shall represent PBC's admission as a member as reflected in the records of Chester LLC. PBS hereby agrees to be bound by the terms and conditions of Chester, LLC's Limited Liability Company Agreement.

4.   Tax Effect. The parties hereto intend that the distribution contemplated with regard to Chester LLC shall be a tax-free spin-off within the meaning of Section 355 of the Internal Revenue Code of 1986, as amended (the "Code") and the Regulations promulgated thereunder, and that the distribution contemplated with regard to Severn LLC shall be a tax-deferred transaction under the consolidated return rules of Sections 1501 - 1505 of the Code and the Regulations promulgated thereunder.

5.   Closing. The closing of the transactions contemplated hereunder shall occur on October 1, 2003.

6.   Miscellaneous. This Agreement constitutes the entire agreement and understanding among the parties relating to the subject matter hereof, and supersedes all prior agreements and understandings related thereto. This Agreement shall be governed by the laws of the state of Maryland.

IN WITNESS WHEREOF, this Agreement is hereby signed for and on behalf of each of the parties hereto as of the date first above written.

PEPCO ENTERPRISES, INC.
(A DELAWARE CORPORATION)



By: _____
Robert Aylward, President

SEVERN CABLE, L.L.C.
(A DELAWARE LIMITED LIABILITY COMPANY)



By: _____
Robert Aylward, Chairman & Chief Executive Officer

PEPCO BUILDING SERVICES, INC.
(A DELAWARE CORPORATION)



By: _____
Robert Aylward, President

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